EXHIBIT 99.1

Galapagos receives transparency notification from EcoR1 Capital

Mechelen, Belgium; 30 September 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from EcoR1 Capital LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 26 September 2024 on behalf of Mr. Oleg Nodelman and EcoR1 Capital LLC, who notified us that EcoR1 Capital LLC holds 7,094,049 of Galapagos’ voting rights, consisting of 6,939,043 ordinary shares and 155,006 American Depository Receipts, further to a conversion of financial instruments and an acquisition of voting securities.

EcoR1 Capital LLC, controlled by Mr. Oleg Nodelman, controls investment funds EcoR1 Capital Fund Qualified LP and EcoR1 Capital Fund LP, which all together hold 7,094,049 of Galapagos’ voting rights. This represents 10.77% of Galapagos’ currently outstanding 65,897,071 shares. On 20 September 2024, Ecor1 Capital LLC converted 5,873,868 American Depository Receipts into ordinary shares. As a result, EcoR1 Capital LLC crossed above the 10% threshold of Galapagos’ voting rights linked to voting securities and the number of voting rights linked to equivalent financial instruments crossed below the 5% threshold. Between 11 September and 20 September 2024, EcoR1 Capital LLC further acquired 225,787 ordinary shares and 154,709 American Depository Receipts. The transparency notification further specifies that (i) the 7,094,049 voting rights are beneficially owned by clients of EcoR1 Capital Fund Qualified LP and EcoR1 Capital Fund LP and that these clients include, among others, individuals, endowments, foundations and pooled investment vehicles, and (ii) EcoR1 Capital LLC is the discretionary investment advisory manager and exercises the voting rights of its entities at its discretion in the absence of specific instructions. The full transparency notification is available on the Galapagos website.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson +44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 584 663 ir@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.